UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOLARFUN POWER HOLDINGS CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation

Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 1, Janggyo-dong, Jung-gu

Seoul 100-797, Korea

Phone Number: (82) 2 729 2700

Attention: Mr. Moon-Ghee Ryu

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108
1.	NAME OF REPORTING PERSON Hanwha Solar Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, and (b) the internal reserves of Hanwha Chemical. Hanwha Solar Holdings Co., Ltd. (“Hanwha”) is a wholly-owned subsidiary of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 ordinary shares of Solarfun Power Holdings Co., Ltd. (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”), which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 American Depositary Shares (“ADSs”) of the Issuer; and (b) 45,080,019 Ordinary Shares (the “Loaned Shares”) issued or issuable to Hanwha pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Share Lending Agreement”), which Loaned Shares are comprised of: (i) 30,672,689 Ordinary Shares issued to Hanwha on September 16, 2010 (the “Initial Loaned Shares”), and (ii) subject to the approval of the shareholders of the Issuer, up to an additional 14,407,330 Ordinary Shares issuable to Hanwha (the “Additional Loaned Shares”). The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement is based on the number of outstanding ADSs subject to that certain Share Issuance and Repurchase Agreement by and between the Issuer and Morgan Stanley & Co. International PLC or its permitted successors and assigns (the “Dealer”), dated as of January 23, 2008 (the “Dealer Agreement”). The Issuer publicly disclosed that as of November 10, 2010, an aggregate of 9,019,611 ADSs (the “Loaned ADSs”) were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 327,067,668 Ordinary Shares issued and outstanding as of November 8, 2010, as reported in the Issuer’s Prospectus Supplement, dated November 10, 2010, filed with the Securities and Exchange Commission (“SEC”) on November 12, 2010 pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Prospectus Supplement”), plus each of the following: (a) 40,000,000 Ordinary Shares (represented by 8,000,000 ADSs) issued to certain underwriters (the “Underwriters”) as described in the Prospectus Supplement; (b) 6,000,000 Ordinary Shares (represented by 1,200,000 ADSs) issued to the Underwriters pursuant to the exercise by the Underwriters of their over-allotment option as described in the Prospectus Supplement; (c) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (d) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; (e) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; and (f) 45,981,604 Ordinary Shares issued to Hanwha on November 22, 2010 pursuant to that certain Subscription Agreement, dated as of November 9, 2010, by and between the Issuer and Hanwha (the “Subscription Agreement”); for an aggregate total of 509,227,346 outstanding Ordinary Shares.

The Issuer stated in the Prospectus Supplement that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Initial Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of November 8, 2010 would have been 402,838,412 if the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement and the fact that the Issuer has excluded the 30,672,689 Initial Loaned Shares from its calculation of shares outstanding, as reported in the Prospectus Supplement, it is expected that the Issuer will also not treat any of the Additional Loaned Shares, if and when issued by the Issuer, as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Prospectus Supplement that 1,596,160 Ordinary Shares (represented by 319,232 ADSs) have been reserved by the Issuer to allow for the participation in the ADS program by its employees pursuant to the Issuer’s equity incentive plans (the “Option Reserve Shares”). Moreover, for purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that the Option Reserve Shares have been classified as being excluded from shareholders’ equity for accounting purposes. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108
1.	NAME OF REPORTING PERSON Hanwha Chemical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 254,329,467 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement is based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer publicly disclosed that as of November 10, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 254,329,467 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 254,329,467 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 327,067,668 Ordinary Shares issued and outstanding as of November 8, 2010, as reported in the Prospectus Supplement, plus each of the following: (a) 40,000,000 Ordinary Shares (represented by 8,000,000 ADSs) issued to the Underwriters as described in the Prospectus Supplement; (b) 6,000,000 Ordinary Shares (represented by 1,200,000 ADSs) issued to the Underwriters pursuant to the exercise by the Underwriters of their over-allotment option as described in the Prospectus Supplement; (c) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (d) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; (e) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; and (f) 45,981,604 Ordinary Shares issued to Hanwha on November 22, 2010 pursuant to the Subscription Agreement; for an aggregate total of 509,227,346 outstanding Ordinary Shares.

The Issuer stated in the Prospectus Supplement that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Initial Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of November 8, 2010 would have been 402,838,412 if the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement and the fact that the Issuer has excluded the 30,672,689 Initial Loaned Shares from its calculation of shares outstanding, as reported in the Prospectus Supplement, it is expected that the Issuer will also not treat any of the Additional Loaned Shares, if and when issued by the Issuer, as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Prospectus Supplement that it has reserved the 1,596,160 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that the Option Reserve Shares have been classified as being excluded from shareholders’ equity for accounting purposes. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108
1.	NAME OF REPORTING PERSON Hanwha Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement is based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer publicly disclosed that as of November 10, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.33% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 327,067,668 Ordinary Shares issued and outstanding as of November 8, 2010, as reported in the Prospectus Supplement, plus each of the following: (a) 40,000,000 Ordinary Shares (represented by 8,000,000 ADSs) issued to the Underwriters as described in the Prospectus Supplement; (b) 6,000,000 Ordinary Shares (represented by 1,200,000 ADSs) issued to the Underwriters pursuant to the exercise by the Underwriters of their over-allotment option as described in the Prospectus Supplement; (c) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (d) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; (e) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; and (f) 45,981,604 Ordinary Shares issued to Hanwha on November 22, 2010 pursuant to the Subscription Agreement; for an aggregate total of 509,227,346 outstanding Ordinary Shares.

The Issuer stated in the Prospectus Supplement that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Initial Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of November 8, 2010 would have been 402,838,412 if the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement and the fact that the Issuer has excluded the 30,672,689 Initial Loaned Shares from its calculation of shares outstanding, as reported in the Prospectus Supplement, it is expected that the Issuer will also not treat any of the Additional Loaned Shares, if and when issued by the Issuer, as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Prospectus Supplement that it has reserved the 1,596,160 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that the Option Reserve Shares have been classified as being excluded from shareholders’ equity for accounting purposes. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108
1.	NAME OF REPORTING PERSON Mr. Seung-Youn Kim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 254,329,467(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 254,329,467(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,329,467(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement is based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer publicly disclosed that as of November 10, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.33% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 22.51% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 327,067,668 Ordinary Shares issued and outstanding as of November 8, 2010, as reported in the Prospectus Supplement, plus each of the following: (a) 40,000,000 Ordinary Shares (represented by 8,000,000 ADSs) issued to the Underwriters as described in the Prospectus Supplement; (b) 6,000,000 Ordinary Shares (represented by 1,200,000 ADSs) issued to the Underwriters pursuant to the exercise by the Underwriters of their over-allotment option as described in the Prospectus Supplement; (c) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (d) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; (e) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; and (f) 45,981,604 Ordinary Shares issued to Hanwha on November 22, 2010 pursuant to the Subscription Agreement; for an aggregate total of 509,227,346 outstanding Ordinary Shares.

The Issuer stated in the Prospectus Supplement that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Initial Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of November 8, 2010 would have been 402,838,412 if the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement and the fact that the Issuer has excluded the 30,672,689 Initial Loaned Shares from its calculation of shares outstanding, as reported in the Prospectus Supplement, it is expected that the Issuer will also not treat any of the Additional Loaned Shares, if and when issued by the Issuer, as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Prospectus Supplement that it has reserved the 1,596,160 Option Reserve Shares. Moreover, for purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that the Option Reserve Shares have been classified as being excluded from shareholders’ equity for accounting purposes. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by deleting the last three paragraphs of Item 4 and inserting the following language in place thereof:

Subscription Agreement

On November 9, 2010, Hanwha entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”), pursuant to which the Issuer agreed to sell to Hanwha and Hanwha agreed to purchase from the Issuer such number of Ordinary Shares from the Issuer that would result in Hanwha maintaining after each Offering (as defined below) the same level of beneficial ownership in the Issuer as it had immediately prior to such Offering, at a per Ordinary Shares price equal to 20% of the public offering price set forth on the cover of the prospectus supplement, as filed with the SEC, in connection with each such Offering. An “Offering” is defined in the Subscription Agreement as an offering by the Issuer of ADSs pursuant to that certain registration statement on Form F-3, as amended, filed on June 27, 2008, the related prospectus supplement filed with the SEC on November 12, 2010 and the registration statement on Form F-3 filed with the SEC pursuant to Rule 462(b) of the Securities Act of 1933, as amended, filed with the SEC on November 10, 2010. Hanwha and the Issuer entered into the Subscription Agreement as a result of the right to participate in subsequent offerings that was granted to Hanwha under the Shareholder Agreement. The Subscription Agreement provides that the settlement of any Ordinary Shares to be acquired by Hanwha pursuant to the Subscription Agreement will occur no later than the earlier of: (a) seven (7) days after the date of each closing of an Offering, or (b) immediately prior to the occurrence of any event or circumstance that results in a reduction in the beneficial ownership of Hanwha to a level that negatively impacts any of Hanwha’s rights under the Shareholder Agreement. Pursuant to the Subscription Agreement, on November 22, 2010, the Issuer sold 45,981,604 Ordinary Shares to Hanwha at a price of $1.80 per Ordinary Share, for aggregate gross proceeds to the Issuer of $82,766,887.20.

The foregoing descriptions of the SPAs, the Assignment and Assumption Agreement, the Share Lending Agreement, the Shareholder Agreement and the Subscription Agreement are qualified in their entirety by reference to the full texts of the agreements, which are filed as Exhibits 2-8 to this Schedule 13D and incorporated herein by reference.

The Ordinary Shares and ADSs covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the exercise of Hanwha’s preemptive rights under the Shareholder Agreement) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Hanwha beneficially owns: (i) 254,329,467 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs, and (ii) 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement, representing approximately 49.9% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the254,329,467 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement. Hanwha Corporation together with its affiliates hold approximately 42.33% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 254,329,467 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 22.51% of the issued and outstanding shares of Hanwha Corporation and Mr. Kim may therefore be deemed to be the beneficial owner of the 254,329,467 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 327,067,668 Ordinary Shares issued and outstanding as of November 8, 2010, as reported in the Issuer’s Prospectus Supplement, dated November 10, 2010, filed with the SEC on November 12, 2010 pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Prospectus Supplement”), plus each of the following: (i) 40,000,000 Ordinary Shares (represented by 8,000,000 ADSs) issued to certain underwriters (the “Underwriters”) as described in the Prospectus Supplement; (ii) 6,000,000 Ordinary Shares (represented by 1,200,000 ADSs) issued to the Underwriters pursuant to the exercise by the Underwriters of their over-allotment option as described in the Prospectus Supplement; (iii) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (iv) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; (v) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; and (vi) 45,981,604 Ordinary Shares issued to Hanwha on November 22, 2010 pursuant to the Subscription Agreement; for an aggregate total of 509,227,346 outstanding Ordinary Shares.

The Issuer stated in the Prospectus Supplement that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Initial Loaned Shares will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of November 8, 2010 would have been 402,838,412 if the 9,019,611 Loaned ADSs and the 30,672,689 Initial Loaned Shares were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement and the fact that the Issuer has excluded the 30,672,689 Initial Loaned Shares from its calculation of shares outstanding, as reported in the Prospectus Supplement, it is expected that the Issuer will also not treat any of the Additional Loaned Shares, if and when issued by the Issuer, as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer also stated in the Prospectus Supplement that 1,596,160 Ordinary Shares (represented by 319,232 ADSs) have been reserved by the Issuer to allow for the participation in the ADS program by its employees pursuant to the Issuer’s equity incentive plans (the “Option Reserve Shares”). Moreover, for purposes of calculating beneficial ownership in the Prospectus Supplement, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that the Option Reserve Shares have been classified as being excluded from shareholders’ equity for accounting purposes. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

(b) Hanwha Solar Holdings Co., Ltd.:

(1)	Sole Voting Power: 254,329,467

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 254,329,467

(4)	Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1)	Sole Voting Power: 254,329,467

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 254,329,467

(4)	Shared Dispositive Power: 0

Hanwha Corporation:

(1)	Sole Voting Power: 254,329,467

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 254,329,467

(4)	Shared Dispositive Power: 0

Seung-Yeon Kim:

(1)	Sole Voting Power: 254,329,467

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 254,329,467

(4)	Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.

Exhibit 99.2*	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.

Exhibit 99.3*	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.4*	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.

Exhibit 99.5*	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.

Exhibit 99.6*	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.7*	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.8	Subscription Agreement, dated as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1 , 2010	HANWHA SOLAR HOLDINGS CO., LTD.

/S/ JAE CHUN SONG
	Name:	Jae Chun Song
	Title:	Director

Dated: December 1, 2010	HANWHA CHEMICAL CORPORATION

/S/ KI JOON HONG
	Name:	Ki Joon Hong
	Title:	Chief Executive Officer

Dated: December 1, 2010	HANWHA CORPORATION

/S/ YOUNG-SUN NAM
	Name:	Young-Sun Nam
	Title:	Chief Executive Officer

Dated: December 1, 2010		/S/ SEUNG-YOUN KIM
SEUNG-YOUN KIM